SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 27, 2016, Cnova N.V. (the “Company”) issued a press release titled “Cnova N.V. Publishes 2015 Dutch Annual Financial Report.” A copy of this press release and a copy of the Cnova N.V. 2015 Dutch Annual Financial Report are furnished as Exhibits 99.1 and 99.2, respectively, with this report of foreign private issuer on Form 6-K (this “Form 6-K”).

Other than as indicated below, the information in this Form 6-K (including in Exhibits 99.1 and 99.2 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The information contained in the Cnova N.V. 2015 Dutch Annual Financial Report attached as Exhibit 99.2 to this Form 6-K under the captions “Corporate Governance — the Dutch Corporate Governance Code”, “Board Evaluation”, “Remuneration Policy of Directors”, “Diversity Policy”, “Agreements between shareholders known to us and which may result in restrictions on the transfer of securities and/or voting rights” and “Material agreements to which the Company is a party and which alter or terminate upon a change of control of the Company” are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-208111).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: September 27, 2016	By:	/s/ STEVEN GEERS
	Name:	Steven Geers
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated September 27, 2016 titled “Cnova N.V. Publishes 2015 Dutch Annual Financial Report.”
99.2	Cnova N.V. 2015 Dutch Annual Financial Report